UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                  Cardima, Inc.
                     --------------------------------------
                                (Name of Issuer)


                                  Common Stock
                     --------------------------------------
                         (Title of Class of Securities)


                                   14147M 10 6
                      -------------------------------------
                                 (CUSIP Number)


                               September 30, 2001
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_| Rule 13d-1(b)
         |X| Rule 13d-1(c)
         |_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
CUSIP NO. 14147M 10 6


1.      NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                St. Jude Medical, Inc. [EIN: 41-1276891]

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                  (a) [ ]
                                                  (b) [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

                Minnesota

                            5.    SOLE VOTING POWER           1,600,000
          NUMBER OF                                           ------------------
           SHARES
        BENEFICIALLY        6.    SHARED VOTING POWER         Not applicable
          OWNED BY                                            ------------------
            EACH
         REPORTING          7.    SOLE DISPOSITIVE POWER      1,600,000
           PERSON                                             ------------------
            WITH
                            8.    SHARED DISPOSITIVE POWER    Not applicable
                                                              ------------------

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON

        1,600,000

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*

                                                                        [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        4.3%

12.     TYPE OF REPORTING PERSON*

        CO

ITEM 1(a).    Name of Issuer

              Cardima, Inc.

ITEM 1(b).    Address of Issuer's Principal Executive Offices

              47266 Benicia Street, Fremont, CA 94538

ITEM 2(a).    Names of Persons Filing

              St. Jude Medical, Inc.

ITEM 2(b).    Address of principal business office

              One Lillehei Plaza
              St. Paul, MN 55117

ITEM 2(c).    Citizenship

              Minnesota

ITEM 2(d).    Title of Class of Securities

              Common Stock

ITEM 2(e).    CUSIP Number

              14147M 10 6

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13(d)-2(b), check whether the person filing it is a:

              Not applicable.

ITEM 4.       Ownership

       (a)    Amount beneficially owned

              1,600,000

       (b)    Percent of class     4.3%

       (c)    Number of shares as to which such person has:

              (i)    sole power to vote or to direct the vote     1,600,000
                                                                  --------------

              (ii)   shared power to vote or to direct the vote   Not applicable
                                                                  --------------
              (iii)  sole power to dispose or to direct the
                     disposition of                               1,600,000
                                                                  --------------
              (iv)   shared power to dispose or to direct the
                     disposition of                               Not applicable
                                                                  --------------
ITEM 5.       Ownership of Five Percent or Less of a Class

              During 2001, Cardima issued additional shares of its Common Stock in various private placement transactions. As a result of these capital transactions, the 1,600,000 shares beneficially owned by St. Jude Medical, Inc. now represents 4.3% of the currently outstanding shares of Cardima, Inc. Common Stock.

ITEM 6.       Ownership of More than Five Percent on Behalf of Another Person

              Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

              Not applicable.

ITEM 8.       Identification and Classification of Members of the Group

              Not applicable.

ITEM 9.       Notice of Dissolution of Group

              Not applicable.

ITEM 10.      Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 11, 2002

                                        ST.  JUDE MEDICAL, INC.


                                        By: /s/ Kevin T. O'Malley
                                            ---------------------
                                            Vice President and General Counsel